Exhibit 99.1

ENERFLEX LTD. REPORTS STRONG FIRST-QUARTER 2023 FINANCIAL AND OPERATIONAL RESULTS, INCLUDING ENGINEERED SYSTEMS BOOKINGS OF $517 MILLION

NEWS RELEASE

CALGARY, Alberta, May 3, 2023 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three months ended March 31, 2023.

“Enerflex’s first-quarter results demonstrate the successful execution of our long-term strategy to grow our base of stable energy infrastructure assets and our ability to build upon the momentum we generated in our manufacturing business in 2022. We expanded margins, reduced costs, lowered our leverage ratio, and successfully completed two large infrastructure projects in the quarter,” explained Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Our priorities for 2023 are unchanged – we continue to focus on post-acquisition deleveraging and synergies, delivering sustainable returns to shareholders, and safely delivering critical natural gas and energy transition solutions to our customers around the globe.”

OVERVIEW

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Enerflex reported first-quarter 2023 financial results that included record quarterly revenue of $825 million. Revenue increased across all regions and product lines and reflects continued operational momentum within the business.

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The Company is focused on continuing to expand its gross margin and reduce its overall cost structure. Relative to the fourth quarter of 2022, Enerflex expanded its gross margin by 27% to $161 million and significantly reduced core selling and administrative expenses (“SG&A”).

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Enerflex recognized net earnings of $14 million and adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $123 million(1) in the first quarter of 2023.

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The Company generated $55 million of distributable cash flow(1), comprised of $73 million generated from normal course operations and $18 million of restructuring, transaction, and integration costs. Distributable cash flow was used to fund the completion of two large infrastructure projects and will now prioritize deleveraging for the balance of the year. As at March 31, 2023, Enerflex’s bank-adjusted net debt to EBITDA ratio was 2.9 times(1).

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Enerflex safely brought the following two infrastructure projects in the Middle East to commercial operation in the first quarter of 2023, the cash flows from which are expected to significantly contribute to the Company’s deleveraging strategy.

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The second phase of a natural gas infrastructure asset, underpinned by a 10-year take-or-pay contract with a national oil company. The project’s first phase commenced operations in the fourth quarter of 2022.

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A build-own-operate-maintain (“BOOM”) produced water facility, underpinned by a 10-year take-or-pay contract with a joint venture between a national oil company and an international super-major oil and gas company. The project will commence generating contracted revenue in the second quarter of 2023.

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Work continues on the modularized cryogenic natural gas processing facility (the “Cryogenic Facility”) in the Middle East. The project is being accounted for as a product sale and is expected to be completed in 2024.

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Enerflex delivered excellent results within its manufacturing business during the first quarter of 2023. The Engineered Systems product line generated $481 million of revenue with a realized gross margin of 15.5%. Total

(1)

Non-IFRS measure that is not a standardized measure under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release for the most directly comparable financial measure disclosed in Enerflex’s current financial statements to which such non-IFRS measure relates, and a reconciliation to such comparable financial measure.

new Engineered Systems bookings of $517 million(1) replenished the Company’s backlog to maintain a balance of $1.5 billion(1). This was Enerflex’s highest quarter of bookings since 2018.

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Building on the successes achieved in its Energy Transition business in 2022, approximately $85 million of the quarter’s Engineered Systems bookings were for electric compression units, which will aid significantly in reducing the environmental impact of customer operations. Enerflex secured an additional $10 million of energy transition-related bookings in the period and continues to collaborate with customers to advance various other energy transition projects.

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Enerflex has now captured approximately US$50 million of the expected US$60 million of annual run-rate synergies associated with the acquisition of Exterran Corporation (“Exterran”) that closed on October 13, 2022 (the “Transaction”), attained primarily through reductions in overhead. In addition, to optimize its global manufacturing footprint and increase operational efficiencies within the business, Enerflex plans to close its manufacturing facilities in the United Arab Emirates and Singapore in 2023. The Company is currently assessing the costs and synergies associated with the closures. Any such synergies will be incremental to the US$50 million already captured.

SUMMARY RESULTS

	Three Months Ended

$ millions, except percentages, per share amounts, and ratios	March 31, 2023	December 31, 2022	March 31, 2022(1)

Revenue	825.0	689.8	323.1
Gross margin	160.7	126.8	53.6
Gross margin percentage	19.5%	18.4%	16.6%
Earnings before finance costs and income taxes (“EBIT”)(2)	44.9	(44.7)	7.1
Net earnings (loss)	13.5	(81.1)	(0.4)
Per share(3)	0.11	(0.68)	(0.00)

Cash used in operating activities	(2.6)	(16.3)	(22.7)
Adjusted EBITDA(2)	122.8	86.1	34.9
Distributable cash flow(2)	55.5	(25.8)	20.5

Long-term debt	1,458.8	1,390.3	339.1
Net debt(2)	1,196.3	1,136.5	205.9
Bank-adjusted net debt to EBITDA(2)	2.9(4)	3.3(4)	1.4

Return on capital employed (“ROCE”)(2)(5)	(0.1)%	(2.2)%	3.5%

Engineered Systems bookings(2)	516.6	415.1	236.9
Engineered Systems backlog(2)	1,541.6	1,505.9	620.0
(1)	Comparative figures represent Enerflex’s results prior to the closing of the Transaction on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.
(2)

Non-IFRS measure that is not a standardized measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release for the most directly comparable financial measure disclosed in Enerflex’s current financial statements to which such non-IFRS measure relates, and a reconciliation to such comparable financial measure.

(3)	Based on weighted average diluted common shares outstanding.
(4)	Calculated in accordance with the Company’s debt covenants, which permit the inclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months ended for the respective periods.
(5)	Calculated using the trailing 12 months for the respective periods.

Enerflex’s unaudited interim condensed consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at and for the three months ended March 31, 2023, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

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OUTLOOK

STRATEGIC PRIORITIES

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Enerflex’s strategic focus for 2023 is to maximize cash flow generation to strengthen the Company’s financial position, including executing its $1.5 billion Engineered Systems backlog and realizing the benefits and synergies from the Transaction. The Company also plans to safely advance the Cryogenic Facility in the Middle East.

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Enerflex continues to expect that it will reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of the year due to strong cash flow generation anticipated across all product lines. As at March 31, 2023, the Company’s bank-adjusted net debt to EBITDA ratio was 2.9 times.

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Once the Company’s debt reduction target has been met, Enerflex anticipates it will have the optionality to deliver increased capital returns to shareholders and invest profitably in strategic growth projects.

2023 GUIDANCE

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Enerflex reaffirms its previously disclosed financial guidance for 2023, including its expectations that it will meet its debt reduction target by the end of the year, reflecting the Company’s commitment to deleveraging and delivering on its near-term strategic objectives.

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During the first quarter of 2023, Enerflex invested $51 million in growth capital expenditures, primarily to complete the two BOOM produced water projects that were being advanced in 2022. The total investments associated with the two projects were initially budgeted for 2022; however, the final expenditures were accounted for in the first quarter of 2023.

US$ millions, except ratios and percentages	2023 Guidance(1)

Annual run-rate synergies(2)	60
Adjusted EBITDA(2)	380 – 420
Bank-adjusted net debt to EBITDA(3)	<2.5x
Capital expenditures and work-in-progress (“WIP”)
Maintenance capital expenditures	40 – 50
WIP	40 – 50
Other non-discretionary expenses(4)	130 – 160
Total non-discretionary expenses(5)	210 – 260
Accretion to shareholders(6)
Earnings per share(7)	20%
Cash flow per share	20%
(1)

Refer to the March 1, 2023 news release entitled “Enerflex Ltd. Reports Solid Year-end 2022 Results and Successfully Closes Acquisition of Exterran Corporation, Creating Significant Momentum for 2023”, which can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

(2)	Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.
(3)	Calculated in accordance with the Company’s debt covenants, which permit the inclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months ended March 31, 2023.
(4)	Includes net working capital, finance costs, income taxes, and dividends.
(5)	Includes maintenance capital expenditures and WIP, net working capital, finance costs, income taxes, and dividends.
(6)	Subject to potential purchase price allocation adjustments.
(7)	Excludes amortization of refinancing costs and amortization of intangible assets.

MARKET OUTLOOK

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Enerflex’s opportunity set remains constructive across all regions. The Company’s large base of international energy infrastructure assets throughout Latin America and the Eastern Hemisphere is expected to continue serving the growing need for reliable power and energy independence and deliver stable, predictable performance for the Company.

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In North America, new Engineered Systems bookings continue to be weighted toward crude oil and liquids-rich natural gas resources plays, with near-term weakness in natural gas prices not materially impacting the Company’s manufacturing business. Enerflex is securing a growing number of energy transition-related projects and the Company’s contract compression fleet utilization remains at record highs, which has enabled Enerflex to increase its pricing through re-contracting efforts.

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●

The long-term fundamentals for natural gas remain robust given the critical role the commodity is expected to play as a key transition fuel in global decarbonization efforts. Enerflex is poised to continue capitalizing on the growing demand for low-carbon solutions through its vertically integrated natural gas and energy transition solutions by collaborating with customers and securing new projects.

FIRST-QUARTER 2023 RESULTS

FINANCIAL RESULTS

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Enerflex generated a record $825 million of revenue in the first quarter of 2023, reflecting continued operational momentum within the business. Revenue increased across all regions and product lines relative to the fourth quarter of 2022.

●	The Company expanded its gross margin to $161 million, representing an increase of 27% from the fourth quarter of 2022. As a percentage of revenue, Enerflex’s gross margin was 19.5%.

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Gross margins for the After-market Services and Engineered Systems product lines reflect improved demand and business activity, strengthening to 18.5% and 15.5%, respectively. The gross margin for the Energy Infrastructure product line was 30.5%, which was impacted by the disposal of certain non-core energy infrastructure assets primarily in Latin America during the period.

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Enerflex is focused on realizing the cost savings and synergies associated with the Transaction, reducing first-quarter 2023 SG&A by 34% from the fourth quarter of 2022. SG&A of $116 million included $12 million of restructuring, transaction, and integration costs and $12 million of foreign exchange losses due to the ongoing devaluation of the Argentine peso. As a percentage of revenue, Enerflex’s SG&A was 14.0% as compared to 25.4% in the fourth quarter of 2022.

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Enerflex recognized net earnings of $14 million and adjusted EBITDA of $123 million in the first quarter of 2023. Not included in adjusted EBITDA is $7 million of interest income earned on financial instruments that partially offset the foreign exchange losses in Argentina.

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The Company’s improved financial results reflect the stronger cash flow-generating capabilities of Enerflex following the Transaction, given its expanded base of stable energy infrastructure assets coupled with increased activity in the North America segment.

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The Company generated $55 million of distributable cash flow, comprised of $73 million generated from normal course operations and $18 million of restructuring, transaction, and integration costs. Distributable cash flow was used to fund the completion of two large infrastructure projects and will now prioritize deleveraging for the balance of the year.

FINANCIAL POSITION

●	Deleveraging is one of Enerflex’s top priorities for 2023, and the Company continues to expect that it will reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of the year.

●	As at March 31, 2023, Enerflex’s long-term debt and net debt balances were approximately $1.5 billion and $1.2 billion, respectively. The bank-adjusted net debt to EBITDA ratio was 2.9 times.

RETURNS TO SHAREHOLDERS

●	Enerflex is committed to delivering a sustainable dividend to shareholders, declaring dividends of $0.025 per share during the three months ended March 31, 2023.

●	The Board of Directors has declared a quarterly dividend of $0.025 per share, payable on July 6, 2023, to shareholders of record on May 18, 2023.

●	Once the Company’s debt reduction target has been met, Enerflex anticipates it will have the ability to deliver increased capital returns to shareholders.

CAPITAL EXPENDITURES AND EXPENDITURES FOR FINANCE LEASES

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Enerflex safely completed two large infrastructure projects in the first quarter of 2023, investing $51 million in energy infrastructure growth capital expenditures and $5 million in expenditures for finance leases. The Company

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also invested $8 million in maintenance capital expenditures and $3 million for additions to property, plant, and equipment.

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Energy infrastructure growth capital expenditures relate primarily to the two BOOM produced water projects completed in the Middle East, which were initially budgeted for 2022; however, the final expenditures were accounted for in the first quarter of 2023.

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With three of the four in-flight infrastructure projects that were being advanced in 2022 now in commercial operation, the Company will be disciplined in its capital investments for the balance of 2023 as it prioritizes debt reduction.

SEGMENTED RESULTS

	Three Months Ended March 31, 2023

$ millions	Total	North America	Latin America	Eastern Hemisphere

Revenue	825.0	465.9	117.5	241.7
Energy Infrastructure	188.7	38.9	85.3	64.5
After-market Services	155.5	91.7	19.0	44.9
Engineered Systems	480.9	335.3	13.3	132.3
Operating income (loss)	44.9	28.3	(0.7)	17.2
EBIT	44.9	28.4	(0.7)	17.2
EBITDA	108.0	49.2	14.9	43.9
Adjusted EBITDA	122.8	55.8	19.9	47.1

Engineered Systems bookings	516.6	416.3	8.8	91.5
Engineered Systems backlog	1,541.6	1,155.1	48.4	338.1

North America

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Enerflex delivered excellent business results in its North America segment, securing $416 million of Engineered Systems bookings during the first quarter of 2023. New bookings were 18% higher than in the fourth quarter of 2022 and are comprised of approximately 75% of projects from the USA and 25% from Canada. Gross margins on new bookings continue to expand from the lows of the pandemic and trend positively toward the historical average for Engineered Systems bookings.

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Reflecting strong customer activity across all product lines, the Company generated revenue of $466 million and adjusted EBITDA of $56 million, increasing by 11% and 2% relative to the fourth quarter of 2022, respectively.

●	The average utilization rate for the USA contract compression fleet remained elevated at 96% on approximately 403,000 horsepower in the first quarter of 2023.

Latin America

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The financial performance of the Latin America segment improved in the first quarter of 2023 as the Company proactively managed its exposure to the ongoing devaluation of the Argentine peso. Enerflex partially offset foreign exchange losses of $12 million with $7 million of interest income from associated instruments.

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The Company generated higher revenue in the first quarter of 2023 across all product lines, leveraging its expanded footprint in the region. Also contributing to the segment’s revenue was approximately $14 million of proceeds on the disposal of certain non-core energy infrastructure assets.

Eastern Hemisphere

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Enerflex brought two infrastructure projects in the Middle East to commercial operation in the first quarter of 2023, including the commencement of the finance lease for the second phase of a natural gas infrastructure asset. The second project, a BOOM produced water facility, will begin generating contracted revenue in the second quarter of 2023.

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The Company’s expanded footprint and increased contracted cash flows from its energy infrastructure assets drove strong financial results in the Eastern Hemisphere segment. First-quarter 2023 revenue of $242 million and adjusted EBITDA of $47 million increased by 42% and 161%, respectively, relative to the fourth quarter of 2022.

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●

To optimize its global manufacturing footprint and increase operational efficiencies within the business, Enerflex plans to close its manufacturing facilities in the United Arab Emirates and Singapore in 2023. The Company is currently assessing the costs and synergies associated with the closures, if any.

CONFERENCE CALL AND WEBCAST DETAILS

Enerflex’s senior leadership team will be hosting a conference call and webcast to discuss the Company’s first-quarter 2023 results on Thursday, May 4, 2023 at 8:00 am (MDT).

To participate, register at https://register.vevent.com/register/BIc51c08749c1c403f8111a0b4cb593d31. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The live audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/jkqsrvhg.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including Engineered Systems bookings and backlog, operating income, EBIT, EBITDA, adjusted EBITDA, distributable cash flow, net debt, net debt to EBITDA ratio, and ROCE. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, the non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures, such as net earnings or any other measure of performance determined in accordance with IFRS, as indicators of Enerflex’s performance. Refer to “Adjusted EBITDA” and “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended March 31, 2023, information from which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

ENGINEERED SYSTEMS BOOKINGS AND BACKLOG

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue and business activity levels for the Engineered Systems product line. Bookings are recorded in the period when a firm commitment or order is received from customers, increasing the Company’s backlog in the period. Conversely, revenue recognized on Engineered Systems products decreases backlog in the period that the revenue is recognized. Accordingly, backlog is an indication of revenue to be recognized in future periods using percentage-of-completion accounting. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as Engineered Systems bookings. The full amount of revenue is removed from backlog at the commencement of the lease.

OPERATING INCOME

The Company defines operating income as income before income taxes, finance costs, net of interest income, equity earnings or losses, gains or losses on disposal of assets, and impairment of goodwill. Operating income assists the reader in understanding the net contributions made from the Company’s core businesses after considering SG&A. Each operating segment assumes responsibility for its operating results as measured by, amongst other factors, operating income. Financing and related charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the operating performance of business segments.

EBIT

EBIT provides the results generated by the Company’s primary business activities prior to consideration of how those activities are financed or taxed in the various jurisdictions in which the Company operates.

EBITDA

EBITDA provides the results generated by the Company’s primary business activities prior to consideration of how those activities are financed, how assets are amortized, or how the results are taxed in various jurisdictions.

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ADJUSTED EBITDA

Enerflex’s results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company’s results. The presentation of adjusted EBITDA should not be considered in isolation from EBIT or EBITDA as determined under IFRS.

The Company defines adjusted EBITDA as earnings before net finance costs and income taxes adjusted for depreciation and amortization. Further adjustments are made for items that are unique or not in the normal course of continuing operations, improving the comparability across items within the financial statements or between periods of financial statements. These adjustments include restructuring, transaction, and integration costs, share-based compensation, government grants, the impact of finance leases, and other items, which the Company does not consider to be in the normal course of continuing operations. Management believes that identification of these items allows for a better understanding of the underlying operations of the Company and increases comparability of the Company’s results. Items the Company has previously considered are impairments or gains on disposal of idle facility and impairment of goodwill, which are considered to be unique, non-recurring, and non-cash transactions, that are not indicative of the ongoing normal operations of the Company. Accordingly, the Company has included these items in determining its adjusted EBITDA.

Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on its current assets and structure.

	Three Months Ended

$ millions	March 31, 2023	December 31, 2022	March 31, 2022(1)

EBIT	44.9(2)	(44.7)(2)	7.1
Restructuring, transaction, and integration costs	17.8	56.5	5.7
Share-based compensation	3.2	11.7	4.0
Depreciation and amortization	63.1	62.6	21.9
Finance leases	(6.2)	0.1	(3.9)
Adjusted EBITDA	122.8	86.1	34.9
(1)	Comparative figures represent Enerflex’s results prior to the closing of the Transaction on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.
(2)

Included in EBIT for the three months ended March 31, 2023 is a foreign exchange loss of $12 million resulting from the ongoing devaluation of the Argentine peso ($18 million loss for the three months ended December 31, 2022). Enerflex recognized offsetting interest income of $7 million from associated instruments that is not reflected in EBIT ($7 million for the three months ended December 31, 2022). Had the interest income been presented in EBIT, adjusted EBITDA would have been $130 million for the three months ended March 31, 2023 ($93 million for the three months ended December 31, 2022).

DISTRIBUTABLE CASH FLOW

The Company defines distributable cash flow as cash provided by operating activities, adjusted for the net change in working capital and other, less maintenance capital expenditures and net lease payments. Enerflex uses this measure to assess the level of cash flow generated by the business and to evaluate the adequacy of internally generated cash flow to fund dividends, capital expenditures, and payments to creditors.

	Three Months Ended

$ millions	March 31, 2023	December 31, 2022	March 31, 2021(1)

Cash used in operating activities	(2.6)	(16.3)	(22.7)
Add:
Net change in working capital and other	70.7	15.0	48.3
	68.1	(1.3)	25.5

Maintenance capital expenditures	(7.6)	(19.7)	(1.5)

Leases	(5.1)	(4.8)	(3.5)
Distributable cash flow	55.5	(25.8)	20.5
(1)	Comparative figures represent Enerflex’s results prior to the closing of the Transaction on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

NET DEBT TO EBITDA

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by annualized EBITDA. To assess whether the Company is compliant with the financial covenants related

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to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt to EBITDA ratio.

ROCE

ROCE is a measure that analyzes the operating performance and efficiency of the Company’s capital allocation decisions. The ratio is calculated by dividing EBIT for the 12-month trailing period by capital employed, which is debt and equity less cash and cash equivalents based on a trailing four-quarter average.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management’s expectations about future events, results of operations, the future performance (both financial and operational) and business prospects of Enerflex, and other matters that may occur in the future. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to: 2023 guidance; the Company’s ability to leverage its sustainable asset portfolio and Engineered Systems backlog position to deliver on its value-creating priorities throughout 2023, including strengthening its financial position, delivering on expected synergies without sacrificing operational capabilities, and executing on the Company’s 2023 business plan; the anticipated benefits and synergies of the Transaction and the Company’s ability to realize upon such benefits and synergies, including the remaining US$10 million of expected annual run-rate synergies; the potential costs and synergies, if any, associated with the closures of the manufacturing facilities in the United Arab Emirates and Singapore in 2023; the Company’s anticipated completion dates for its various investments, including the Cryogenic Facility in progress in the Middle East, and investments in the Company’s contract compression fleet; expectations regarding the Company’s ability to generate significant excess cash flow, to be used to strengthen the Company’s financial position and to deleverage; Enerflex’s targeted financial metrics after the Transaction, including the Company’s expectations regarding the reduction of its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023, according to the Company’s bank covenants; the Company’s expectations regarding its ability to increase returns of capital to shareholders and to profitably invest in strategic growth projects; the Company’s targeted growth plans and related anticipated benefits, including global energy transition trends; the Company’s expectations regarding the overall activity level in the oil and gas sector in North America, Latin America, and the Eastern Hemisphere; the Company’s expectations and timing of converting its existing Engineered Systems backlog; and Enerflex’s expectations regarding the continued payment of its quarterly dividend of at least $0.025 per share.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; the markets in which Enerflex’s products and services are used; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in governmental regulation, laws, and income taxes; environmental, social, and governance matters; the duration and severity of business disruptions and other negative impacts resulting from the COVID-19 pandemic or other crises; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors

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referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2022 and Exterran’s Form 10-K for the year ended December 31, 2021, accessible on SEDAR and EDGAR, respectively; in Enerflex’s MD&A for the year ended December 31, 2022, and in Exterran’s Form 10-Q for the three and six months ended June 30, 2022, accessible on SEDAR and EDGAR, respectively; and in Enerflex’s Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, accessible on SEDAR and EDGAR, respectively.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and is based only on the information available to the Company at that time, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The 2023 guidance regarding the Company’s future financial performance, including adjusted EBITDA, are based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The guidance is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The financial outlook or potential financial outlook set forth in this news release was approved by Management and the Board of Directors as of the date of this news release to provide investors with an estimation of the outlook for the Company for 2023, and readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. The prospective financial information set forth in this news release has been prepared by Management. Management believes that the prospective financial information has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents, to the best of Management’s knowledge and opinion, the Company’s expected course of action in developing and executing its business strategy relating to its business operations. Actual results may vary from the prospective financial information set forth in this news release. See above for a discussion of the risks that could cause actual results to vary. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Stefan Ali

President & Chief Executive Officer	Vice President, Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 717-4953

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